BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43368

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BERENSON & COMPANY, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 MADISON AVENUE, 24TH FLOOR

(No. and Street)

NEW YORK   **NY**   **10065**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL LEWIS, CFO, (212)446-1735

                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP

(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MICHAEL LEWIS _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BERENSON & COMPANY, LLC _____ , as

of DECEMBER 31 _____ , 20 19 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

CFO
Title

_____
Notary Public

> CHELSEA MORRIS
> Notary Public - State of New York
> NO. 01MO6239551
> Qualified in New York County
> My Commission Expires Apr 18, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Berenson & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2005.

EISNERAMPER LLP
New York, New York
February 18, 2020



BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	5,315,164
Fee receivable		975,000
Due from affiliates		1,250,000
Operating lease right-of-use asset		888,568
Fixed assets		73,657
Other assets		38,624
	$	8,541,013

LIABILITIES

Accrued expenses and other liabilities	$	2,299,249
Operating lease right-of-use liability		888,568
		3,187,817

MEMBER'S EQUITY

		5,353,196
	$	8,541,013

See notes to statement of financial condition

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2019

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly-owned subsidiary of Berenson & Company, Inc. ("INC" or "Parent"). INC is the managing member, and the only member of the Company. INC is a wholly-owned subsidiary of Berenson Holdings LLC ("Holdings").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities. Additionally, the Company may act as an initial purchaser in private offerings conducted pursuant to Rule 144A. The Company does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c-3-3 under paragraph k(2)(i).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a client, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Strategic Advisory Fees

Advisory fees include fees earned from providing strategic advisory, capital formation and restructuring services. Advisory services are provided in accordance with the terms of the contract and are normally provided over time. Fees related to this performance obligation are recognized as the client simultaneously receives and consumes the benefit of the advisory services as they are performed.

With respect to certain contracts for which advisory fees are recognized, the Company's primary performance obligation is to perform a broad range of services the client may need over the course of the engagement. For such engagements, the client obtains a benefit from the assurance that the Company is available to it, when-and-if needed or desired. Fees related to these performance obligations are recognized over time.

Other Investment Banking Fees

The Company provides other advisory services on mergers and acquisitions (M&A), financing and restructuring transactions. Revenue for these arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Investment Banking Fees (continued)

For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Company has determined that the methods described above provide a faithful depiction of the transfer of services to the client. For performance obligations that are satisfied at a point in time, the Company has determined that the client is able to direct the use of, and obtain substantially all of the benefits from, the output of the service at the time it is provided to the client. Additionally, the Company considers control to have transferred at that point because the Company has a present right to payment, the Company has transferred the output of the service and the client has significant risks and rewards of ownership.

To obtain a contract with a client, the Company may incur costs such as marketing costs and legal fees. The Company determines if these costs would have been incurred regardless of whether the contract with the client was obtained. If the Company determines that it is more likely than not that these costs will not be reimbursed by the client, the costs of obtaining contracts with clients are expensed as incurred.

Cash and cash equivalents include holdings in a money market mutual fund held at a financial institution. In the event of the financial institution's insolvency, recovery of such assets may be limited to account insurance or other protection.

The recorded amounts of the Company's cash, accrued expenses and other liabilities approximate their fair values principally because of the short-term nature of these items.

The preparation of the statement of financial condition and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, bonus compensation and intercompany expense-sharing arrangements. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

NOTE C – INCOME TAXES

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal, state and local income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2019, the Company has no material unrecognized tax benefits

NOTE D - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

4

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2019

NOTE E - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $2,936,706, which exceeded the minimum net capital requirement of $153,283 by $2,783,423. The Company's ratio of aggregate indebtedness to net capital was .78 to 1.

NOTE F - FIXED ASSETS

Fixed assets at December 31, 2019 are comprised of the following:

Artwork	$	22,225
Computers		62,440
Total		84,665
Accumulated Depreciation		(11,008)
	$	73,657

NOTE G – OPERATING LEASE RIGHT-OF-USE ASSET AND LIABILITY

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition. The new standard is effective for us on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application.

Adoption of the new standard resulted in the recording of right-of-use assets and corresponding lease liabilities of approximately $1,333,000 and $1,333,000 respectively, as of January 1, 2019 using a discount rate of 3.5%.

The table below summarizes the Company's scheduled future minimum lease payments under operating lease recorded on the statement of financial condition as of December 31, 2019.

Year Ending December 31,	Operating Leases
2020	$ 480,000
2021	440,000
Total minimum lease payments	920,000
Less: Amounts representing interest not yet incurred	31,000
Present value of operating lease obligation	$ 889,000

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2019

NOTE H - RELATED PARTY TRANSACTIONS

The Company allocated compensation, office and professional service expenses to Holdings during the year. At December 31, 2019, amounts due from Holdings was $1,250,000.

The Company has an arrangement to pay the Parent for use of office space.

The Company paid direct expenses of Berenson MENA Ltd., all of which were reimbursed during the year.